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                                                                    EXHIBIT 99.3

                                             EFFECTIVE DATE:  SEPTEMBER 13, 2000


                                PACKETEER, INC.
                        STOCK OPTION ASSUMPTION AGREEMENT

Dear [Target Optionee]:

As you know, on September 13, 2000 (the "Closing Date") Packeteer, Inc. ("Packeteer") acquired Workfire Technologies International, Inc. ("Target") (the "Acquisition"). In the Acquisition, each share of Target common stock was exchanged for .1211486 of a share of Packeteer common stock (the "Exchange Ratio"). On the Closing Date you held one or more outstanding options to purchase shares of Target common stock granted to you under the Workfire Technologies International, Inc. 2000 Stock Option Plan (the "Plan") and documented with a Stock Option Agreement(s) and/or Notice(s) of Grant of Stock Option (collectively, the "Option Agreement") issued to you under the Plan (the "Target Options"). In accordance with the Acquisition, on the Closing Date Packeteer assumed all obligations of Target under the Target Options. This Agreement evidences the assumption of the Target Options, including the necessary adjustments to the Target Options required by the Acquisition.

Your Target Options immediately before and after the Acquisition are as follows:

-----------------------------------------------------------------------------------------------------
                TARGET STOCK OPTIONS                        PACKETEER ASSUMED OPTIONS
-----------------------------------------------------------------------------------------------------
# Shares of Target     Target Exercise Price      # of Shares of Packeteer  Packeteer Exercise Price
   Common Stock              Per Share                  Common Stock               Per Share
-----------------------------------------------------------------------------------------------------

The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed Target Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the "Company" or the "Corporation" means Packeteer, (ii) to "Stock," "Common Stock" or "Shares" means shares of Packeteer Stock, (iii) to the "Board of Directors" or the "Board" means the Board of Directors of Packeteer and (iv) to the "Committee" means the Compensation Committee of the Packeteer Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of Target will now refer to your status as an employee of Packeteer or any present or future Packeteer subsidiary. To the extent the Option Agreement allowed you to deliver shares of Target common stock as payment for the exercise price, shares of Packeteer common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as Target Stock prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed Target Options remain the same as set forth in your Option Agreement, but the
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                                              EFFECTIVE DATE: SEPTEMBER 13, 2000


number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed Target Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Packeteer Stock. Upon your termination of employment with Packeteer you will have the limited time period specified in your Option Agreement to exercise your assumed Target Option to the extent vested and outstanding at the time, generally a three month period, after which time your Target Options will expire and NOT be exercisable for Packeteer Stock.

To exercise your assumed Target Option, you may either utilize the company sponsored broker program (see the Stock Administrator for details) or deliver to Packeteer (i) a written notice of exercise for the number of shares of Packeteer Stock you want to purchase, (ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to Packeteer at the following address:

                                    Packeteer, Inc.
                                    10495 N. De Anza Blvd.
                                    Cupertino, CA  95014
                                    Attention:  Stock Administration

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Packeteer's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Packeteer will be governed by the terms of the Packeteer stock option plan, and such terms may be different from the terms of your assumed Target Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by Packeteer's Stock Administration Department your Packeteer account will not be activated. If you have any questions regarding this Agreement or your assumed Target Options, please contact Rich Jacquet at (408) 873-4417.

                                       PACKETEER SYSTEMS, INC.

                                       By:

                                             David Yntema
                                             Corporate Secretary

                                 ACKNOWLEDGMENT

     The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her Target Options hereby assumed by Packeteer are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.

DATED: __________________, 2000       _________________________________________
                                      <<EMPLOYEE>>, OPTIONEE